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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. )*

MCF CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

754091106

(Cusip Number)

Albert L. Weiss
Forsythe Technology, Inc.
5510 West Howard Street
Skokie, Illinois 60077

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 5. Interest in Securities of the Issuer.
SIGNATURES

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe/McArthur Associates, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-2734737

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,972,457[1]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,972,457[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,972,457[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%[2]

14.	Type of Reporting Person (See Instructions): CO

1.        Includes 3,218,124 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 754,333 shares of Common Stock.

2.       Based on 57,267,593 shares of Common Stock outstanding, which includes 56,513,260 shares outstanding as of February 11, 2004 as reported in the Company’s most recent Form 10-K and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe Technology Management Co.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 75-3095848

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,972,457[3]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,972,457[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,972,457[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%[4]

14.	Type of Reporting Person (See Instructions): CO

3.        Includes 3,218,124 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 754,333 shares of Common Stock.

4.       Based on 57,267,593 shares of Common Stock outstanding, which includes 56,513,260 shares outstanding as of February 11, 2004 as reported in the Company’s most recent Form 10-K and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe Technology, Inc.		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-4112413

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,972,457[5]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,972,457[5]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,972,457[5]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%[6]

14.	Type of Reporting Person (See Instructions): CO

5.        Includes 3,218,124 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 754,333 shares of Common Stock.

6.       Based on 57,267,593 shares of Common Stock outstanding, which includes 56,513,260 shares outstanding as of February 11, 2004 as reported in the Company’s most recent Form 10-K and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Richard A. Forsythe Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,972,457[7]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,972,457[7]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,972,457[7]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%[8]

14.	Type of Reporting Person (See Instructions): OO

7.        Includes 3,218,124 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 754,333 shares of Common Stock.

8.       Based on 57,267,593 shares of Common Stock outstanding, which includes 56,513,260 shares outstanding as of February 11, 2004 as reported in the Company’s most recent Form 10-K and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe Technology Investors Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): FEIN: 36-4336557

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,972,457[9]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,972,457[9]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,972,457[9]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%[10]

14.	Type of Reporting Person (See Instructions): PN

9.        Includes 3,218,124 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 754,333 shares of Common Stock.

10.       Based on 57,267,593 shares of Common Stock outstanding, which includes 56,513,260 shares outstanding as of February 11, 2004 as reported in the Company’s most recent Form 10-K and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Middleton Gardens LIMITED PARTNERSHIP		I.R.S. Identification Nos. of above persons (entities only): FEIN: 88-0413806

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,972,457[11]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,972,457[11]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,972,457[11]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%[12]

14.	Type of Reporting Person (See Instructions): PN

11.        Includes 3,218,124 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 754,333 shares of Common Stock.

12.       Based on 57,267,593 shares of Common Stock outstanding, which includes 56,513,260 shares outstanding as of February 11, 2004 as reported in the Company’s most recent Form 10-K and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Forsythe Technology, Inc. Employees’ Stock Ownership Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,972,457[13]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,972,457[13]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,972,457[13]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%[14]

14.	Type of Reporting Person (See Instructions): OO

13.        Includes 3,218,124 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 754,333 shares of Common Stock.

14.       Based on 57,267,593 shares of Common Stock outstanding, which includes 56,513,260 shares outstanding as of February 11, 2004 as reported in the Company’s most recent Form 10-K and warrants to purchase 754,333 shares of Common Stock.

CUSIP No. 754091106

1.	Name of Reporting Person: Richard A. Forsythe		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,972,457[15]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,972,457[15]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,972,457[15]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%[16]

14.	Type of Reporting Person (See Instructions): IN

15.        Includes 3,218,124 shares of common stock of the Company (the “Common Stock”) and warrants to purchase 754,333 shares of Common Stock.

16.       Based on 57,267,593 shares of Common Stock outstanding, which includes 56,513,260 shares outstanding as of February 11, 2004 as reported in the Company’s most recent Form 10-K and warrants to purchase 754,333 shares of Common Stock.

     This Amendment (the “Amendment”) modifies the Schedule 13D filed on July 18, 2003 by (i) Forsythe/McArthur Associates, Inc., an Illinois corporation (“Forsythe/McArthur”), with respect to shares of Common Stock beneficially owned by it, (ii) Forsythe Technology Management Co., an Illinois corporation (“Forsythe Management”), with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (iii) Forsythe Technology, Inc., an Illinois corporation (“Forsythe Technology”), with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (iv) the Richard A. Forsythe Revocable Trust (“Forsythe Trust”) with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (v) Forsythe Technology Investors Limited Partnership, a Delaware limited partnership (“Forsythe Investors”) with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (vi) Middleton Gardens LIMITED PARTNERSHIP, a Delaware limited partnership (“Middleton”) with respect to shares of Common Stock which may be deemed to be beneficially owned by it, (vii) Forsythe Technology, Inc. Employees’ Stock Ownership Trust (the “ESOP”) with respect to shares of Common Stock which may be deemed to be beneficially owned by it and (viii) Richard A. Forsythe (“Mr. Forsythe”), with respect to shares of Common Stock which may be deemed to be beneficially owned by him.

     This Amendment related to the common stock (the “Common Stock”) of MCF Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 601 Montgomery Street, 18th Floor, San Francisco, California.

     This Schedule 13D is hereby amended by replacing Item 5 with the following:

Item 5. Interest in Securities of the Issuer.

     (a)       As a result of the transactions described in Item 3 above, Forsythe/McArthur beneficially owns 3,218,124 shares of Common Stock and warrants to purchase 754,333 shares of Common Stock. In its capacity as the sole shareholder of Forsythe/McArthur, Forsythe Management may be deemed to beneficially own 3,218,124 shares of Common Stock and warrants to purchase 754,333 shares of Common Stock. In its capacity as the sole shareholder of Forsythe Management, Forsythe Technology may be deemed to beneficially own 3,218,124 shares of Common Stock and warrants to purchase 754,333 shares of Common Stock. In its capacity as a controlling shareholder in Forsythe Technology, Forsythe Trust may be deemed to beneficially own 3,218,124 shares of Common Stock and warrants to purchase 754,333 shares of Common Stock. In its capacity as a shareholder of Forsythe Technology, Forsythe Investors may be deemed to beneficially own 3,218,124 shares of Common Stock and warrants to purchase 754,333 shares of Common Stock. In its capacity as a shareholder of Forsythe Technology, Middleton may be deemed to beneficially own 3,218,124 shares of Common Stock and warrants to purchase 754,333 shares of Common Stock. In its capacity as a shareholder of Forsythe Technology, the ESOP may be deemed to beneficially own 3,218,124 shares of Common Stock and warrants to purchase 754,333 shares of Common Stock. In his capacity as (i) the trustee of the Forsythe Trust, (ii) the sole general partner of Forsythe Investors, (iii) the husband of the sole stockholder of Colleton River Holdings, Inc., which is the sole general partner of Middleton, and (iv) a trustee of the ESOP, Mr. Forsythe may be deemed to beneficially own 3,218,124 shares of Common Stock and warrants to purchase 754,333 shares of Common Stock.

     (b)       Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors, Middleton, the ESOP and Mr. Forsythe may be deemed to have shared voting power and disposition power with respect to the shares of Common Stock and the warrants to purchase Common Stock owned of record by Forsythe/McArthur.

     (c)       Forsythe/McArthur has engaged in the following sales of the Common Stock within the past 60 days, each of which was effected on the open market:

	Shares of
Date	Common Stock	Purchase Price
January 13, 2004	134,000	$1.10	/share
January 14, 2004	23,100	$1.10	/share
January 20, 2004	342,000	$1.10	/share
January 21, 2004	900	$1.24	/share
January 27, 2004	59,300	$1.36	/share
January 28, 2004	29,700	$1.36	/share
February 10, 2004	65,200	$1.35	/share
February 11, 2004	17,400	$1.35	/share
February 12, 2004	89,000	$1.35	/share
February 13, 2004	239,400	$1.38	/share
February 23, 2004	1,200	$1.60	/share
February 26, 2004	200,000	$1.95	/share
Totals:	1,201,200	$1,625,065

     Forsythe/McArthur has engaged in the following sales of warrants to purchase Common Stock within the past 60 days, each of which was effected on the open market:

	Warrants to Purchase Shares of
Date	Common Stock	Purchase Price
February 20, 2004	155,600	$1.60	/share
February 23, 2004	77,900	$1.60	/share
Totals:	233,500	$374,293

     None of Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors, Middleton, the ESOP or Mr. Forsythe have engaged in any transactions with respect to the Common stock in the last 60 days.

     (d)       Other than Forsythe/McArthur, Forsythe Management, Forsythe Technology, Forsythe Trust, Forsythe Investors and its partners, Middleton and its partners, the ESOP and its members, Mr. Forsythe and the other non-controlling shareholders of Forsythe Technology, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a).

     (e)       Not applicable.

2

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March           , 2004

FORSYTHE/MCARTHUR ASSOCIATES, INC., an Illinois corporation
By:	/s/ Albert Weiss
	Name:	Albert Weiss
	Title:	President

FORSYTHE TECHNOLOGY MANAGEMENT CO., an Illinois corporation
By:	/s/ Albert Weiss
	Name:	Albert Weiss
	Title:	Senior Vice President

FORSYTHE TECHNOLOGY, INC., an Illinois corporation
By:	/s/ Albert Weiss
	Name:	Albert Weiss
	Title:	Senior Vice President

RICHARD A. FORSYTHE REVOCABLE TRUST
By:	/s/ Richard A. Forsythe
	Name:	Richard A. Forsythe
	Title:	Trustee

FORSYTHE TECHNOLOGY INVESTORS LIMITED PARTNERSHIP, a Delaware limited partnership

By:	/s/ Richard A. Forsythe
	Name:	Richard A. Forsythe
	Title:	General Partner

MIDDLETON GARDENS LIMITED PARTNERSHIP, a Delaware limited partnership
By:	Colleton River Holdings, Inc., its general partner

By:	/s/ Sandra C. Forsythe
	Name:	Sandra C. Forsythe
	Title:	Chairman

FORSYTHE TECHNOLOGY, INC. EMPLOYEES’ STOCK OWNERSHIP TRUST
By:	/s/ Richard A. Forsythe
	Name:	Richard A. Forsythe
	Title:	Trustee

/s/ Richard A. Forsythe
Richard A. Forsythe